Exhibit 99.1

Autohome Inc. Announces Pricing of Global Offering

BEIJING, March 9, 2021 /PRNewswire/ — Autohome Inc. (NYSE: ATHM) (the “Company”), the leading online destination for automobile consumers in China, today announced the pricing of the global offering of 30,291,200 shares (the “Offer Shares”) which comprises an international offering and a Hong Kong public offering.

The final offer prices for both the international offering and the Hong Kong public offering (the “Offer Price”) has been set at HK$176.30 per share. The Offer Price translates to approximately US$91 per American depositary share (“ADS”) (based on an exchange rate of HK$7.7642 to US$1.00), each representing four shares of the Company. The Company has set the Offer Price by taking into consideration, among other factors, the closing price of the ADSs on the NYSE on March 8, 2021 (the latest trading day before the Price Determination Date). Subject to approval from the Hong Kong Stock Exchange, the Offer Shares are expected to begin trading on the Main Board of the SEHK on March 15, 2021 under the stock code “2518”.

In connection with the Global Offering, the Company has granted the international underwriters an over-allotment option, exercisable at any time from the Listing Date to Thursday, April 8, 2021, being the 30th day after the last day for lodging applications under the Hong Kong public offering, to require the Company to allot and issue up to 4,544,000 additional shares. The gross proceeds to the Company from the Global Offering, before deducting underwriting fees and the offering expenses, are expected to be approximately HK$3,560 million if the over-allotment option is not exercised or approximately HK$4,361 billion if the over-allotment option is exercised in full.

The Company plans to use the net proceeds from the Offering for the following purposes: approximately 30% for investing in its technology and product development; approximately 30% for incubating new business; approximately 30% for enhancing its domestic and overseas presence and developing an automotive ecosystem; and approximately 10% for general corporate purposes.

China International Capital Corporation Hong Kong Securities Limited, Goldman Sachs (Asia) L.L.C. and Credit Suisse (Hong Kong) Limited are the Joint Sponsors, the Joint Representatives, the Joint Global Coordinators, the Joint Bookrunners and the Joint Lead Managers for the proposed Offering.

The price of the Offer Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) have been contained in the prospectus of the Company dated 4 March 2021.

The International Offering is being made only by means of a preliminary prospectus supplement dated 2 March 2021 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 2 March 2021, which automatically became effective upon filing. A final prospectus supplement and accompanying prospectus relating to and describing the terms of the Global Offering will be filed with the SEC and made available on the SEC’s web site at www.sec.gov. Copies of the final prospectus supplement and accompanying prospectus relating to the Offering may also be obtained, when available, by contacting China International Capital Corporation Hong Kong Securities Limited, Email: IB_Cullinan@cicc.com.cn, Goldman Sachs (Asia) L.L.C., Email: Prospectus-NY@gs.com, or Credit Suisse (Hong Kong) Limited, Email: newyork.prospectus@credit-suisse.com.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the SEHK or the Securities and Futures Commission of Hong Kong.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is a leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides original generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S.Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Autohome’s description of the proposed offering in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release and in the attachments is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

Investor Relations

Tel: (86) 10 5985 7483

Email: ir@autohome.com.cn